Mail Stop 4561

      January 11, 2007

Doug Gravink
Chief Executive Officer
Landbank Group, Inc.
7030 Hayvenhurst Avenue
Van Nuys, California  91406

Re:	Landbank Group, Inc.
	Amendment No. 1 to Form 10-SB
	File No. 0-52315
      Filed January 4, 2007

Dear Mr. Gravink:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 3

1. We note your response to comment 15 and your revised disclosure on page 3. However, based on our review of Exhibits 2.1 and 2.2 it appears that in the transactions the company did not spin-off the ISNG subsidiary pro-rata to its shareholders, but rather sold the subsidiary to its principal shareholders in return for their agreement to sell their shares in the company to the Landbank, LLC members for $140,000 in cash. Please revise the disclosure accordingly, or advise.

Management`s Discussion and Analysis or Plan of Operations, page
10

2. We have read your response to prior comment 6. Considering that there are certain highly subjective assumptions made as to the fair market value of your properties, that a change in these assumptions could result in a material change in your financial statements, and that your properties comprise approximately 88% of your total assets as of June 30, 2006, we continue to believe you should provide disclosure about your impairment policy as a critical accounting estimate. Reference is made to FR-72.

Executive Compensation, page 19

3. Please provide updated executive compensation disclosure for fiscal year 2006. Please note that Item 402 of Regulation S-B has been revised for periods ending after December 31, 2006. Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

Certain Relationships and Related Party Transactions, page 19

4. As noted above, it appears that the company sold the ISNG subsidiary to its principal shareholders in connection with the Landbank, LLC acquisition. Please revise your disclosure regarding this sale to include the names of the former shareholders that acquired the subsidiary, the percentage of your shares they controlled at the time of transaction, all additional consideration received by them in the transaction, including the payment of $140,000 by Landbank, and the consideration they provided in return.
Please disclose the assets and liabilities of the company immediately prior to the Landbank acquisition other than the ISNG subsidiary, and the assets and liabilities of the ISNG subsidiary transferred to these shareholders at the time of the transaction.

5. Please provide the disclosure required by Item 404(c) of Regulation S-B for the former members of Landbank Group, LLC.

Financial Statements

Landbank Group, Inc. and Subsidiary

6. We have read your response to prior comment 18 but are unable to locate your September 30, 2006 financial statements. As previously requested, please update your financial statements pursuant to Item
310(g) of Regulation S-B.

Note 1 - Nature of Business and Significant Accounting Policies, page
F-7

Nature of Business, page F-7

7. We have read your response to prior comment 19. Please revise your disclosure to clarify that immediately prior to the merger, iStorage Networks, Inc. divested all of its previous operations, assets and liabilities.

Inventory, page F-8

8. We have read your response to prior comment 22 and note that the company to date has not experienced any asset impairment or disposal of long-lived assets. This is inconsistent with the statement made in response to prior comment 6 that "only a very few properties have become impaired." Please reconcile these statements for us, quantify the amount (if any) of impairment expense recorded, and tell us where the charge has been recorded in the statement of operations.

9. Further to our previous comment, considering that your land parcels comprise approximately 88% of your total assets as of June 30, 2006, it appears that your accounting principles and your method of applying those principles to your properties materially affect your financial position and results of operations. Please revise to disclose how you account for the impairment and disposal of your properties, such as when you measure and recognize an impairment loss.

Issuance of Shares for Service, page F-9

10. Based upon your disclosure on page 19, we note that on November
2, 2006, the Board adopted a Stock Incentive Plan and the company`s two independent directors were granted options under this Plan. Please amend to include your accounting policy related to stock-based compensation as well as the effect your adoption of SFAS 123(R) will have on your financial condition and results of operations.

Landbank, LLC

11. We have read your response to prior comment 24 but are unable to agree with your conclusions. We consider the exchange of shares with
Landbank, LLC to be a capital transaction in substance, rather than a business combination. Consistent with reverse purchase accounting, operations prior to the merger are those of the acquirer (Landbank
LLC), however, historical stockholders` equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger. Please advise us of the basis in GAAP for your accounting treatment or revise to present the 2005 historical financial statements of the Registrant after giving retroactive effect to the recapitalization. Please have your independent registered public accounting firm update their report as appropriate.

iStorage Networks, Inc. and Subsidiary

12. We have read your response to prior comment 25 and note the inclusion of the iStorage Networks, Inc. financial statements in the amended registration statement. Please revise or advise us. We reissue prior comment 25.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Rachel
Zablow at (202) 551-3428, or Robert Telewicz, at (202) 551-3438.
Direct any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3780.



	Sincerely,



	Karen J. Garnett
	Assistant Director



Doug Gravink
Landbank Group, Inc.
January 11, 2007
Page 4